FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press release related to the launch of Telefonica Chile IPTV service.

News Release

FOR IMMEDIATE RELEASE

For more information, please contact:
Sofía Chellew - Verónica Gaete
María José Rodríguez - Carolyn McKenzie	Lucia Domville
TELEFÓNICA CHILE	THE GLOBAL CONSULTING GROUP
Tel.: 562-691-3867	Tel: 646-284-9416
Fax: 562-691-2392
E-mail:	E-mail:
sofia.chellew@telefonicachile.cl,	ldomville@hfgcg.com
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
carolyn.mckenzie@telefonicachile.cl

TELEFONICA CHILE REPORTS MORE THAN 156,000 PAY TV CLIENTS AND LAUNCHES IPTV

Santiago, Chile June 15, 2007 - Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) (Telefonica Chile or the Company) announces the launch of its IPTV service on June 14, 2007 and reports that, as of May 31, 2007, it had more than 150,000 satellite TV clients.

Satellite TV

Telefonica Chile has just celebrated the one-year anniversary of its pay TV operations, and as of May 31, 2007, the Company had 156,547 clients, growing 66% with respect to December 2006. In only 12 months of operations, the Company has achieved 14% market share in this business.

The Company has added TV clients throughout the country. Of these, 25% reside in the Northern Zone, 58% in the Metropolitan Zone, and 17% in the Southern Zone.

Telefonica Chile's entry into the television industry generated a surge of activity in the market as a whole, and as a result, in 2006 the pay TV market grew 17%, almost six times the average annual growth rate for 2001-2005. In addition, market penetration increased to 26% as of May 31, 2007, as compared to 22% as of December 31, 2005.

In order to obtain such growth, the Company implemented a strategy based on the bundling of pay TV with voice and broadband services, through its "Duo" and "Trio" plans, and the creation of a flexible content offering, allowing clients to customize these plans. Bundling and flexibility are part of the Company's commercial innovation strategy, and these diverse plans allow clients to select content based on what their interests are and how much they want to pay.

IPTV Launch

Telefonica Chile hopes to continue to surprise the market in the coming months, with the beginning of its television over broadband (IPTV) service, launched on June 14, 2007. Telefonica Chile is the first company in Latin America to use IP technology to provide television services.

The Company will deploy this new project gradually, and initially it will be provided to a limited number of clients. The service will be offered in specific sectors of Santiago, where Telefonica Chile's network has the necessary technological infrastructure.

IPTV will complement the Company's flexible digital TV offering. The service will include interactive features, such as VOD (video on demand), allowing clients to enjoy an extensive range of movies, television series and audiovisual material through a virtual library that will initially contain more than 200 hours of content and will be expanded and updated regularly.

Furthermore, the IPTV service will deliver a high-quality, 100% digital image with next-generation video compression standards (MPEG4). The high commercial demand associated with IPTV will be handled by a new, exclusive customer service platform, to ensure client satisfaction.

Compania de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is a leading telecommunications enterprise in Chile, providing local telephony, broadband and pay TV services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services for its corporate communications clients.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile' regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A' control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer